UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Health Grades, Inc.
(Name of Subject Company)
Health Grades, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
42218Q102
(CUSIP Number of Class of Securities)
_____________
Allen Dodge
Executive Vice President and Chief Financial Officer
500 Golden Ridge Road, Suite 100
Golden, Colorado 80401
(303) 716-0041
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)
______________
Copies To:
Peter D. Lyons, Esq.
Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000
Douglas R. Wright, Esq.
Jason Day, Esq.
Faegre & Benson LLP
3200 Wells Fargo Center
1700 Lincoln Street
Denver, Colorado 80203
(303) 607-3500
________________
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following e-mail correspondence from Kerry R. Hicks, Chairman, President and Chief Executive Officer of Health Grades, Inc. (“HealthGrades”), was sent to all employees of HealthGrades on July 28, 2010.
July 28, 2010
Dear HealthGrades Employees:
I’m writing with tremendous news that will help HealthGrades achieve its goal of guiding Americans to their best health. Earlier today, we announced that HealthGrades has agreed to be acquired by an affiliate of Vestar Capital Partners, a private-equity firm.
HealthGrades will continue to be based in its new headquarters in Denver, and our brand, products and services and mission will remain intact. The Board of Directors and the executive team fully support this acquisition. I strongly believe as I hope you do, that it is in the best interest of HealthGrades’ shareholders, its employees, its clients and its customers.
Vestar’s affiliate will be purchasing the company through a tender offer, meaning that it will make a public offer to all HealthGrades shareholders to purchase their stock at $8.20 per share.
Let me be clear: We believe that Vestar is investing in HealthGrades because it believes in our mission and because of the hard work and strong results achieved by each and every employee.
During this process, I’ve been reflecting quite a bit on our journey. Twelve years ago, we had an idea: to create transparency among healthcare providers. It’s a simple idea, one that other industries have embraced, although it was new to the health care industry and it faced stiff opposition. But armed with a dogged belief that transparency would breed accountability among healthcare providers and arm individuals with powerful information to find the best care, we stuck to our guns and built something significant. Today the healthcare industry and the American public have both embraced transparency, and I’m proud to say that HealthGrades blazed that trail and remains its leader.
We have achieved an enormous amount for patients, for hospitals and for the entire healthcare community. And while we all should be proud of that, we should also know that there are more successes yet to come. Today HealthGrades is setting out not on a new and broader journey. Together we aim to build HealthGrades into a leading brand in healthcare, offering unique value to hospitals, physicians, patients and those that seek to communicate with them.
I’m looking forward to sharing more information with all of you at a meeting at 11am MT today, hosted by myself, and representatives from Vestar.
With today’s news, we believe that the road before us becomes more fully paved, more brightly lit. But that does not mean it will be easy. It will be up to each and every employee to stay focused on our mission as we go through this transition and beyond. I look forward to traveling down that road with all of you.
During the next few weeks, both HealthGrades and Vestar will file documents with the Securities and Exchange Commission describing additional details of the transaction, and I encourage you to read those documents for more information.
Respectfully, and with my warmest regards,
Kerry Hicks,
Chairman and CEO

Additional Information and Where to Find It
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of HealthGrades’ common stock described in this announcement has not commenced. At the time the offer is commenced, an affiliate of Vestar (“Merger Sub”) will file a Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal, and other offer documents) with the U.S. Securities and Exchange Commission (“SEC”), and HealthGrades will file a Schedule 14D-9 Solicitation/Recommendation Statement, with respect to the offer. Holders of shares of HealthGrades are urged to read the relevant tender offer documents when they become available because they will contain important information that holders of HealthGrades securities should consider before making any decision regarding tendering their securities. Those materials and all other documents filed by Vestar or Merger Sub with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Schedule TO Tender Offer Statement, Schedule 14D-9 Solicitation/Recommendation Statement and related materials may be obtained for free by directing such requests to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, Toll-Free Telephone: (888) 750-5834.

3